Reclamation Consulting and Applications, Inc.
                      23832 Rockfield Boulevard, Suite 275
                          Lake Forest, California 92630

================================================================================

October 21, 2005

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Pamela A. Long, Assistant Director
                  Division of Corporation Finance

                  Tamara Brightwell, Esq.

         Re:      Reclamation Consulting and Applications, Inc.
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 000-29881
                  Preliminary Proxy Statement filed July 22, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated August 23, 2005 (the "Comment Letter") relating to the Preliminary proxy Statement on Schedule 14A (the "Proxy Statement") of Reclamation Consulting and Applications, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 1 to the Company's Proxy Statement.

                           PRE 14A filed July 22, 2005
                           ---------------------------

Proposal 2, page 8
------------------

1. We note that you have entered into a Securities Purchase Agreement with four accredited investors in order to obtain funding for ongoing operations. To the extent determinable, please revise to state each purpose for which the net proceeds have been or will be used. See Item 11(c) of
     Schedule 14A.

Securities and Exchange Commission
October 21, 2005
Page 2 of 3

          Response
          --------

          We have revised our disclosure to provide for the estimated use of proceeds from the funding. We have also indicated that to the extent we have received funds, they have been applied proportionally to the intended use as discussed.

2. We note the risk factors set forth in this section. Please revise to delete references such as "this prospectus" and "this offering" as these are inappropriate in the context of this proxy statement.

          Response
          --------

          We have revised our disclosure to remove any reference to "this prospectus" and "this offering."

3. Tell us supplementally, and revise your disclosures on page nine to clarify, what you mean when you state that you have an "obligation to sell secured convertible notes that may be converted into an estimated 13,684,211 shares . . . and issue warrants to purchase 5,200,000 shares of common stock in the near future." In this regard, we assume that your obligation to sell secured convertible notes and issue warrants is pursuant to the Securities Purchase Agreement and that the sale will be completed within five days of the pending registration statement, filed July 27, 2005, becoming effective. Please also update this disclosure and disclosure throughout the proxy statement to reflect the amount of notes and warrants you have issued. We understood that an additional $600,000 of notes and warrants, whose underlying shares are being registered for resale pursuant to your registration statement filed July 27, 2005, were to have been issued shortly after the registration statement was filed.

          Response
          --------

          We have revised our disclosure to indicate that the obligation to sell secured convertible notes and issue warrants is pursuant to our securities purchase agreement dated June 23, 2005. In addition, we have revised our disclosure to indicate that on July 28, 2005, we sold an additional $600,000 in secured convertible notes to the investors pursuant to the securities purchase agreement and that we have received a total of $1,300,000 pursuant to the securities purchase agreement.

4. We note the statement on page nine that "All of the [common] shares, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be sold without restriction." Please tell us, and revise to clarify, what you mean by that statement. We note that the shares issued or issuable pursuant to the Securities Purchase Agreement were issued in a private placement to institutional investors in June 2005.

Securities and Exchange Commission
October 21, 2005
Page 2 of 3

          Response
          --------

          We have revised our disclosure to state that all of the shares registered pursuant to the pending registration statement, including all of the shares issuable upon conversion of the secured convertible notes and upon exercise of our warrants, may be resold without restriction pursuant to the pending registration statement once the pending registration statement is declared effective.

5. On page 10, you state that you have allocated and registered 37,000,000 shares to cover the conversion of the secured convertible notes; however, we note the Form SB-2 filed July 27, 2005 is registering the resale of 32,000,000 shares underlying the convertible notes. Please advise. In addition, revise your disclosure to make clear that you have registered the resale of the shares underlying the secured convertible notes and not the sale of the common shares by the company to the holders of the notes.

          Response
          --------

          We have revised our disclosure to indicate that we have registered 32,000,000 shares of common stock underlying the convertible notes. In addition, we have revised our disclosure to clearly indicate that the registration of the shares is upon the resale of the shares of common stock and not the sale of the common stock to the holders of the secured convertible notes.

          We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                Very truly yours,

                                /s/ GORDON DAVIES
                                -----------------
                                Gordon Davies
                                President